CUSIP No. 685317109	Page 1 of 6 Pages

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 6)*
Orange 21 Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
685317109
(CUSIP Number)

Costa Brava Partnership III L.P. 420 Boylston Street Boston, MA 02116 (617) 595-4400	Jeffrey R. Katz, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 3, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 685317109	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON: Costa Brava Partnership III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,366,313
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 3,366,313
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,366,313
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.4%
14.	TYPE OF REPORTING PERSON* PN

CUSIP No. 685317109	Page 3 of 6 Pages

1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,366,313
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 3,366,313
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,366,313
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.4%
14.	TYPE OF REPORTING PERSON* OO – Other

CUSIP No. 685317109	Page 4 of 6 Pages

1.	NAME OF REPORTING PERSON: Seth W. Hamot
2.	(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,366,313
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 3,366,313
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,366,313
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES*
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.48%
14.	TYPE OF REPORTING PERSON* IN, HC

CUSIP No. 685317109	Page 5 of 6 Pages

AMENDMENT NO. 5 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 26, 2008, as amended by Amendment No. 1 thereto filed on November 24, 2008, Amendment No. 2 thereto filed on December 9, 2008, Amendment No. 3 thereto filed on December 12, 2008, Amendment No. 4 thereto 13D filed on January 23, 2009 and Amendment No. 5 thereto filed on February 23, 2009 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended and restated to read in their entirety as follows:

Item 5. Interest in Securities of the Issuer.

(a)     The Reporting Persons are deemed to be the beneficial owners of 3,366,313 shares of Common Stock, representing approximately 28.4% of the Common Stock outstanding. This calculation is based on 11,866,619 shares of Common Stock outstanding as of November 12, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2009, as filed with the Commission on November 16, 2009.

(c)     In the last sixty days the Reporting Persons have purchased Common Stock as follows:

Date of Transaction	Number of Shares	Price Per Share	Type of Transaction
11/24/09	99,945	$0.71	Open market trade
11/24/09	13,826	$0.74	Open market trade
12/03/09	8,000	$0.72	Open market trade

CUSIP No. 685317109	Page 6 of 6 Pages

Signature:

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2009

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot